Filed pursuant to Rule 424(b)(2)
Registration Nos. 333-157386 and 333-157386-01

The information in this pricing supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities, nor are they soliciting an offer to buy these securities in any state where the offer or sale of securities is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 31, 2009

PRICING SUPPLEMENT NO. 2009-MTNDD384 DATED APRIL     , 2009

(TO PROSPECTUS SUPPLEMENT DATED FEBRUARY 18, 2009 AND PROSPECTUS DATED FEBRUARY 18, 2009) MEDIUM-TERM NOTES, SERIES D

CITIGROUP FUNDING INC.

Buffer Notes Based Upon the Price of Gold

Due 2010

$10.00 per Note

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

■	The notes will mature on , 2010. We will not make any payments on the notes prior to maturity.
■	The notes are based upon the price of gold.
■

You will receive at maturity for each note you hold a maturity payment based upon the percentage change in the price of gold from the date on which the notes are priced for initial sale to the public (which we refer to as the pricing date) to the fifth business day before maturity (which we refer to as the valuation date). The maturity payment may be greater than, equal to, or less than your initial investment in the notes.

■

If the price of gold on the valuation date (which we refer to as the ending price) is greater than its price on the pricing date (which we refer to as the starting price), at maturity you will receive for each note you then hold the $10 principal amount per note plus a note return amount equal to the product of (i) $10 and (ii) the percentage change in the closing price of gold from the pricing date to the valuation date (which we refer to as the gold percentage change) and (iii) approximately 300% (to be determined on the pricing date) (which we refer to as the upside participation rate), subject to a maximum total return on the notes of approximately 21% to 25% (approximately 16.80% to 20.00% per annum on a simple interest basis) (to be determined on the pricing date) of the principal amount of the notes.

■

If the ending price of gold is less than or equal to 100% of its starting price but greater than or equal to 90% of its starting price, the note return amount will equal zero and at maturity you will receive for each note you then hold the $10 principal amount per note.

■

If the ending price of gold is less than 90% of its starting price (representing a decrease of more than 10% from its starting price), at maturity you will receive for each note you then hold the $10 principal amount per note plus a note return amount equal to the product of (i) $10 and (ii) the sum of (a) the gold percentage change (which will be negative) and (b) 10%. Thus, if the ending price of gold is less than 90% of its starting price (regardless of the price of gold at any other time during the term of the notes), the maturity payment will be less than your initial investment of $10 per note and your investment will result in a loss.

■	The notes are not principal-protected. At maturity you could receive an amount less than your initial investment in the notes.
■	Application will be made to list the notes on NYSE Arca under the symbol “BLG.”

Investing in the notes involves a number of risks. See “Risk Factors Relating to the Notes” beginning on page PS-7.

The notes have not been passed on by the London Gold Market Fixing Ltd. or by any member thereof. The notes are not sponsored, endorsed, sold or promoted by the London Gold Market Fixing Ltd. or by any member thereof and neither makes any warranties or bears any liability with respect to the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposits or savings accounts but are unsecured debt obligations of Citigroup Funding Inc. The notes are not insured by the Federal Deposit Insurance Corporation (“FDIC”) or by any other governmental agency or instrumentality and are not guaranteed by the FDIC under the Temporary Liquidity Guarantee Program.

	Per Note	Total
Public Offering Price	$10.000	$
Underwriting Discount (including the Sales Commission described below)	$0.175	$
Proceeds to Citigroup Funding Inc.	$9.825	$

Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the notes, will receive an underwriting fee of $0.175 for each $10.000 note sold in this offering. Certain dealers, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd., and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets, will receive from Citigroup Global Markets not more than $0.150 from this underwriting fee for each note they sell. Citigroup Global Markets will pay the Financial Advisors employed by Smith Barney, a division of Citigroup Global Markets, a fixed sales commission of $0.150 for each note they sell. Additionally, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors Relating to the Notes” and “Plan of Distribution” in this pricing supplement for more information.

Citigroup Global Markets Inc. expects to deliver the notes to purchasers on or about                     , 2009.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

SUMMARY INFORMATION — Q&A

What Are the Notes?

The Buffer Notes Based Upon the Price of Gold Due 2010, or the notes, are commodity-linked investments that offer a potential return at maturity based on an enhanced upside participation in any increase in the price of gold during the term of the notes, subject to a maximum total return, while also providing full protection against a decline of 10% or less in the price of gold and limited protection against a decline of more than 10% in the price of gold. The notes are not principal protected and do not pay periodic interest. The return on the notes, if any, is based upon the price of gold.

At maturity you will receive for each note you hold a maturity payment, which may be greater than, equal to, or less than your initial investment in the notes, based on the percentage change in the price of gold from the pricing date to the valuation date. We refer to the percentage change in the closing price of gold from the pricing date to the valuation date as the gold percentage change. If the ending price of gold is greater than its starting price, the maturity payment will equal the $10 principal amount per note plus a note return amount equal to the product of (i) $10 and (ii) the gold percentage change and (iii) approximately 300% (to be determined on the pricing date), subject to a maximum total return on the notes of approximately 21% to 25% (approximately 16.80% to 20.00% per annum on a simple interest basis) (to be determined on the pricing date) of the principal amount of the notes. If the ending price of gold is less than or equal to 100% of its starting price but greater than or equal to 90% of its starting price, the note return amount will be zero and the maturity payment will equal the $10 principal amount per note. If the ending price of gold is less than 90% of its starting price (representing a decrease of more than 10% from its starting price), the maturity payment will equal the $10 principal amount per note plus a note return amount equal to the product of (i) $10 and (ii) the sum of (a) the gold percentage change (which will be negative) and (b) 10%. Thus, if the ending price of gold is less than 90% of its starting price (regardless of the price of gold at any other time during the term of the notes), the maturity payment will be less than your initial investment in the notes and your investment in the notes will result in a loss.

Because the maximum total return over the term of the notes is limited to approximately 21% to 25% (approximately 16.80% to 20.00% per annum on a simple interest basis) (to be determined on the pricing date) of the principal amount of the notes, in no circumstance will the payment you receive at maturity be more than approximately $12.10 to $12.50 per note (to be determined on the pricing date).

The notes will mature on                     , 2010 and do not provide for earlier redemption by you or by us. The notes are a series of unsecured senior debt securities issued by Citigroup Funding Inc., the payments on which are fully and unconditionally guaranteed by Citigroup Inc. The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and as a result of the guarantee any payments due under the notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The return of the principal amount of your investment at maturity is not guaranteed.

Each note represents a principal amount of $10. You may transfer the notes only in units of $10 and integral multiples of $10. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the notes in the form of a global certificate, which will be held by The Depository Trust Company or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the notes by individual investors. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the securities through the accounts those systems maintain with DTC. You should refer to the section “Description of the Notes — Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities — Book-Entry Procedures and Settlement” in the accompanying prospectus.

Will I Receive Interest on the Notes?

No. We will not make any periodic payments of interest or any other payments on the notes.

What Will I Receive at Maturity of the Notes?

At maturity you will receive for each note an amount in cash equal to $10 plus a note return amount, which may be positive, zero or negative. Because the note return amount may be negative, the maturity payment could be less than the $10 principal amount per note and your investment could result in a loss.

How is the Gold Percentage Change Calculated?

The gold percentage change will equal the following fraction:

Ending Price – Starting Price

Starting Price

The starting price will equal the price of a troy ounce of gold, stated in U.S. dollars, as set by the five members of the London Gold Market Fixing Ltd. during the afternoon session of the twice daily price of gold fix which starts at 3:00 p.m. London, England time (the “London PM Fix”), as reported on Reuters page “GOFO” or Bloomberg Screen “GOLDLNPM <INDEX>,” or any successor page, on the pricing date.

The ending price will equal the London PM Fix of a troy ounce of gold as reported on Reuters page “GOFO” or Bloomberg Screen “GOLDLNPM <INDEX>,” or any successor page, on the valuation date.

How Will the Note Return Amount Be Calculated?

The calculation of the note return amount depends on whether the gold percentage change is positive, zero or negative:

•	If the gold percentage change is positive, the note return amount will be positive and will equal:

$10 × Gold Percentage Change × Upside Participation Rate,

subject to the maximum total return on the notes.

The upside participation rate will equal approximately 300% (to be determined on the pricing date). Because the maximum total return on the notes is limited to approximately 21% to 25% (approximately 16.80% to 20.00% per annum on a simple interest basis) (to be determined on the pricing date) of the principal amount of the notes, in no circumstance will the amount you receive at maturity exceed approximately $12.10 to $12.50 (to be determined on the pricing date) per note.

•	If the gold percentage change is from and including 0% to and including –10%, the note return amount will be zero.

•	If the gold percentage change is less than –10%, the note return amount will be negative and will equal:

$10 × (Gold Percentage Change + 10%)

Thus, if the price of gold decreases by more than 10%, the gold percentage change and the note return amount will be negative and the amount you receive at maturity will be less than $10 per note and could be as low as $1 per $10 note.

For more specific information about the note return amount, the gold percentage change, the determination of a business day and the effect of a market disruption event on the determination of the note return amount and the gold percentage change, please see “Description of the Notes — Note Return Amount” in this pricing supplement.

Is There a Possibility of Loss of Principal?

Yes. If the ending price of gold is less than 90% of its starting price, at maturity you will receive less than the $10 principal amount per note. This will be true even if the closing price of gold exceeded its starting price at one or more times over the term of the notes. Even if the ending price of gold is greater than its starting price, the total yield on the notes may be less than that which would be payable on a conventional fixed-rate, debt security of Citigroup Funding Inc. of comparable maturity. You should refer to “Risk Factors — The Yield on the Notes May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity” in this pricing supplement.

Where Can I Find Examples of Hypothetical Maturity Payments?

For examples setting forth hypothetical maturity payments, see “Description of the Notes — What You Could Receive at Maturity — Hypothetical Examples” in this pricing supplement.

Who Publishes the London PM Fix of the Price of Gold and What Does It Measure?

Unless otherwise stated, all information on the London PM Fix of price of gold provided in this pricing supplement is derived from the London Gold Market Fixing Ltd. or other publicly available sources. The London PM Fix of price of gold is set by the five members of the London Gold Market Fixing Ltd. during the afternoon session of the twice daily price of gold fix which starts at 3:00 p.m. London, England time. During each session, orders are placed either with one of the five fixing members or with another bullion dealer who will then be in contact with a fixing member during the fixing. The fixing members net-off all orders when communicating their individual net interest at the fixing. The fix begins with the fixing chairman suggesting a “trying price,” reflecting the market price prevailing at the opening of the fix. This is relayed by the fixing members to their dealing rooms, which have direct communication with all interested parties. Any market participant may enter the fixing process at any time, or adjust or withdraw its order. The price of gold is adjusted up or down until all the buy and sell orders are matched, at which time the price is declared fixed. All fixing orders are transacted on the basis of this fixed price, which is instantly relayed to the market through various media. As of March 31, 2009, the five members of the London Gold Market Fixing Ltd. were The Bank of Nova Scotia — ScotiaMocatta, HSBC, Deutsche Bank AG London, Société Générale Corporate & Investment Banking, and Barclays Capital.

Please note that an investment in the notes does not entitle you to any ownership or other interest in respect of gold or other instruments, such as options, swaps or futures, based upon the price of gold.

How Has the Price of Gold Performed Historically?

We have provided a table showing the high and low closing prices of gold for each month in the period from January 2004 through March 2009 and a graph showing the closing prices of gold on each business day from January 2, 2004 to March 30, 2009. You can find the table and the graph in the section “Description of the London MP Fix of the Price of Gold — Historical Data on the Price of Gold” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the price of gold in recent years. However, past performance is not indicative of how the price of gold will perform in the future. You should also refer to the section “Risk Factors Relating to the Notes — The Historical Performance of the Price of Gold Is Not an Indication of the Future Performance of the Price of Gold” in this pricing supplement.

What Are the U.S. Federal Income Tax Consequences of Investing in the Notes?

For U.S. federal income tax purposes, you and Citigroup Funding agree to treat a note as a cash-settled prepaid forward contract, subject to a floor, on the price of gold on the valuation date, pursuant to which forward contract, at maturity you will receive the cash value of the price of gold subject to certain adjustments. In addition, you and Citigroup Funding agree to treat the amounts invested by you as a cash deposit that will be used to satisfy your obligation under the note. Under this treatment, at maturity or upon the sale or other taxable disposition of a note, you will generally have capital gain or loss equal to the difference between the cash you receive and your adjusted tax basis in the notes. Such gain or loss generally will be long-term capital gain or loss if you have held the note for more than one year at the time of disposition. Due to the absence of authority as to the proper characterization of the notes, no assurance can be given that the Internal Revenue Service will accept, or that a court will uphold, the agreed-to characterization and tax treatment described above, and alternative treatments of the notes could result in less favorable U.S. federal income tax consequences to you. In addition, the IRS and U.S. Treasury Department have requested public comments on a comprehensive set of tax policy issues (including timing and character) related to financial instruments similar to notes. Finally, legislation has been introduced for consideration in the United States Congress that, if enacted into law, would require current accrual of interest income on prepaid derivative contracts with a term of more than one year (which would include financial instruments similar to the notes) acquired after the date of the legislation’s enactment. You should refer to the section “Certain United States Federal Income Tax Considerations” in this pricing supplement for more information.

Any capital gain realized upon maturity, sale or other disposition of the notes by a holder that is not a U.S. person will generally not be subject to U.S. federal income tax if (i) such gain is not effectively connected with a U.S. trade or business of such holder and (ii) in the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition or the gain is not attributable to a fixed place of business maintained by such individual in the United States.

Will the Notes Be Listed on a Stock Exchange?

We will apply to list the notes on NYSE Arca under the symbol “BLG.” You should be aware that the listing of the notes on NYSE Arca does not guarantee that a liquid trading market will be available for the notes.

Can You Tell Me More About Citigroup Inc. and Citigroup Funding Inc.?

Citigroup Inc. is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. Citigroup Funding is a wholly-owned subsidiary of Citigroup Inc. whose business activities consist primarily of providing funds to Citigroup Inc. and its subsidiaries for general corporate purposes.

What Is the Role of Citigroup Funding Inc. and Citigroup Inc.’s Affiliate, Citigroup Global Markets Inc. and Citibank, N.A.?

Our affiliate, Citigroup Global Markets, is the agent for the offering and sale of the notes and is expected to receive compensation for activities and services provided in connection with the offering. After the initial offering, Citigroup Global Markets and/or other of our broker-dealer affiliates intend to buy and sell the notes to create a secondary market for holders of the notes, and may engage in other activities described in the sections “Plan of Distribution” in this pricing supplement, the accompanying prospectus supplement and prospectus. However, neither Citigroup Global Markets nor any of these affiliates will be obligated to engage in any market-making activities, or continue such activities once it has started them.

Our affiliate, Citibank, N.A., will act as calculation agent for the notes. Potential conflicts of interest may exist between Citibank, N.A. and you as a holder of the notes.

Can You Tell Me More About the Effect of Citigroup Funding Inc.’s Hedging Activity?

We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in gold or in other instruments, such as options, swaps or futures, based upon the price of gold. This hedging activity could affect the price of gold and therefore the market value of the notes.

The costs of maintaining or adjusting this hedging activity could also affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the market value of the notes declines. You should refer to “Risk Factors Relating to the Notes — The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors — Citigroup Funding Inc.’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the Notes?

Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or substantially similar federal, state or local laws, including individual retirement accounts, (which we call “Plans”) will be permitted to purchase and hold the notes, provided that each such Plan shall by its purchase be deemed to represent and warrant either that (A) (i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the notes or renders investment advice with respect to those assets and (ii) the Plan is paying no more than adequate consideration for the notes or (B) its acquisition and holding of the notes is not prohibited by any such provisions or laws or is exempt from any such prohibition. However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of notes by the account, plan or annuity. Please refer to the section “ERISA Matters” in this pricing supplement for further information.

Are There Any Risks Associated with My Investment?

Yes, the notes are subject to a number of risks. Please refer to the section “Risk Factors Relating to the Notes” in this pricing supplement.

RISK FACTORS RELATING TO THE NOTES

Because the terms of the notes differ from those of conventional debt securities in that the maturity payment will be based on the percentage change in the price of gold from the pricing date to the valuation date, an investment in the notes entails significant risks not associated with similar investments in conventional debt securities, including, among other things, fluctuations in the price of gold and other events that are difficult to predict and beyond our control.

The Notes Are Not Principal-Protected. You Will Receive Less than Your Initial Investment at Maturity if the Price of Gold Declines By More than 10% From the Pricing Date to the Valuation Date

The amount payable at maturity will depend on the percentage change in the price of gold from the pricing date to the valuation date. If the price of gold on the valuation date has declined more than 10% from its price on the pricing date, the amount you receive for each note will be less than the $10 you paid for each note and could be as low as $1 per $10 note. This will be true even if the closing price of gold exceeds its starting price at one or more times during the term of the notes.

You Will Not Receive Any Periodic Payments on the Notes

You will not receive any periodic payments of interest or any other periodic payments on the notes.

The Appreciation of Your Investment in the Notes Will Be Limited

Because the maximum return on the notes is limited to approximately 21% to 25% (approximately 16.80% to 20.00% per annum on a simple interest basis) (to be determined on the pricing date) of the principal amount of the notes, the notes may provide less opportunity for appreciation than an investment in an instrument directly linked to the price of gold. If the ending price of gold exceeds its starting price by more than approximately 21% to 25% (to be determined on the pricing date), the appreciation on an investment in the notes will be less than the appreciation on an investment in an instrument that is directly linked to the price of gold but is not subject to the maximum total return.

The Yield on the Notes May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity

The notes do not pay any interest. As a result, if the ending price of gold is less than              (an increase of         % from its starting price), taking into account the upside participation rate, the yield on the notes will be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

The Prices of Gold Are Highly Volatile and Affected by Many Complex Factors

Prices of gold are highly volatile and are affected by numerous factors. These include economic factors, including, among other things, the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold, levels of gold production and production costs, and short-term changes in supply and demand because of trading activities in the gold market. It is not possible to predict the aggregate effect of all or any combination of these factors on the price of gold. If these factors result in a decrease in prices of gold, it may reduce the amount of the maturity payment and/or the value of the notes in the secondary market.

The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest

We believe that the value of your notes in the secondary market will be affected by the supply of, and demand for, the notes, the price of gold and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the notes of a change in a specific factor, assuming all other conditions remain constant.

The Price of Gold.    We expect that the market value of the notes will depend substantially on the amount, if any, by which the price of gold changes from its starting price. However, changes in the price of gold may not always be reflected, in full or in part, in the market value of the notes. If you choose to sell your notes when the price of gold exceeds its starting price, you may receive substantially less than the amount that would be payable at maturity because of expectations that the price of gold will continue to fluctuate from that time to the valuation date. If you choose to sell your notes when the price of gold is below its starting price, you will likely receive less than the amount you originally invested.

The price of gold will be influenced by both the complex and interrelated political, economic, financial and other factors that can affect the markets on which gold is traded. These factors are described in more detail in “— The Prices of Gold Are Highly Volatile and Affected by Many Complex Factors” above.

Citigroup Funding’s hedging activities in gold or other instruments, such as options, swaps or futures, based upon the price of gold, the issuance of securities similar to the notes and other trading activities by Citigroup Funding, its affiliates and other market participants can also affect the price of gold.

Volatility of the Price of Gold.    Volatility is the term used to describe the size and frequency of market fluctuations. If the expected volatility of the price of gold changes during the term of the notes, the market value of the notes may decrease.

Interest Rates.    We expect that the market value of the notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the notes may decrease, and if U.S. interest rates decrease, the market value of the notes may increase.

Time Premium or Discount.    As a result of a “time premium” or “discount,” the notes may trade at a value above or below that which would be expected based on the level of interest rates and the price of gold the longer the time remaining to maturity. A “time premium” or “discount” results from expectations concerning the price of gold during the period prior to the maturity of the notes. However, as the time remaining to maturity decreases, this “time premium” or “discount” may diminish, increasing or decreasing the market value of the notes.

Hedging Activities.    Hedging activities related to the notes by one or more of our affiliates will likely involve trading in gold or in other instruments, such as options, swaps or futures, based upon the price of gold. This hedging activity could affect the price of gold and therefore the market value of the notes. It is possible that our affiliates or we may profit from our hedging activity, even if the market value of the notes declines. Profits or loss from this hedging activity could affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market.

Credit Ratings, Financial Condition and Results of Citigroup Funding and Citigroup Inc.    Actual or anticipated changes in the financial condition or results of Citigroup Funding or the credit ratings, financial condition, or results of Citigroup Inc. may affect the market value of the notes. The notes are subject to the credit risk of Citigroup Inc., the guarantor of any payments due on the notes.

We want you to understand that the impact of one of the factors specified above may offset some or all of any change in the market value of the notes attributable to another factor.

The Historical Performance of the Price of Gold Is Not an Indication of the Future Performance of the Price of Gold

The historical performance of the price of gold, which is included in this pricing supplement, should not be taken as an indication of the future performance of the price of gold during the term of the notes. Changes in the price of gold will affect the trading price of the notes, but it is impossible to predict whether the price of gold will fall or rise.

You May Not Be Able To Sell Your Notes If an Active Trading Market for the Notes Does Not Develop

There is currently no secondary market for the notes. Citigroup Global Markets currently intends, but is not obligated, to make a market in the notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the notes. If the secondary market for the notes is limited, there may be few buyers should you choose to sell your notes prior to maturity and this may reduce the price you receive.

The Market Value of the Notes May Be Affected by Purchases and Sales of Gold or Related Derivative Instruments by Affiliates of Citigroup Funding Inc.

Citigroup Funding’s affiliates, including Citigroup Global Markets, may from time to time buy or sell gold or other instruments, such as options, swaps or futures, based upon the price of gold for their own accounts in connection with their normal business practices. These transactions could affect the value of gold and the market value of the notes.

Citibank, N.A., an Affiliate of Citigroup Funding and Citigroup Inc., Is the Calculation Agent, Which Could Result in a Conflict of Interest

Citibank, N.A., which is acting as the calculation agent for the notes, is an affiliate of ours. As a result, Citibank, N.A.’s duties as calculation agent, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to you, may conflict with its interest as an affiliate of ours.

Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest

We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in gold or in other instruments, such as options, swaps or futures, based upon the price of gold. This hedging activity may present a conflict between your interest in the notes and the interests our affiliates and we have in executing, maintaining and adjusting our hedge transactions because it could affect the price of gold and therefore the market value of the notes. It could also be adverse to your interest if it affects the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Since hedging our obligation under the notes involves risk and may be influenced by a number of factors, it is possible that our affiliates or we may profit from our hedging activity, even if the market value of the notes declines.

You Will Not Have Any Rights with Respect to Gold

You will not own or have any beneficial or other legal interest in, and will not be entitled to any rights with respect to, gold. The notes are debt securities issued by Citigroup Funding, not an interest in gold or a futures contract or commodities option based on the price of gold.

You Will Not Have Any Rights Against the Publishers of the Price of Gold

You will have no rights against the publishers of the price of gold, even though the amount you receive at maturity, if any, will depend on the percentage change in the price of gold from the pricing date to the valuation date. The publishers of the price of gold are not in any way involved in this offering and have no obligations relating to the notes or to the holders of the notes. You will not own or have any beneficial or other legal interest in, and will not be entitled to any rights with respect to gold or options, swaps or futures, based upon the price of gold. The notes are debt securities issued by Citigroup Funding, not an interest in gold or options, swaps or futures, based upon the price of gold.

The United States Federal Income Tax Consequences of the Notes Are Uncertain

No statutory, judicial or administrative authority directly addresses the characterization of the notes or instruments similar to the notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain. No ruling is being requested from the Internal Revenue Service with respect to the notes and no assurance can be given that the Internal Revenue Service will agree with the conclusions expressed under “Certain United States Federal Income Tax Considerations” in this pricing supplement. It is also possible that future U.S. legislation, regulations or other IRS guidance would require you to accrue income on the notes on a current basis at ordinary income rates (as opposed to capital gains rates) or to treat the notes in another manner that significantly differs from the agreed-to treatment discussed under “Certain United States Federal Income Tax Considerations” in this pricing supplement, and that any such guidance could have retroactive effect.

DESCRIPTION OF THE NOTES

The description in this pricing supplement of the particular terms of the Notes supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the debt securities set forth in the accompanying prospectus supplement and prospectus.

General

The Buffer Notes Based Upon the Price of Gold Due 2010 (the “Notes”) are commodity-linked investments that offer a potential return at maturity based on an enhanced upside participation in any increase in the price of gold during the term of the Notes, subject to a maximum total return, while also providing full protection against a decline of 10% or less in the price of gold and limited protection against a decline of more than 10% in the price of gold. The Notes are not principal protected and do not pay periodic interest.

The return on the Notes, if any, is based upon the price of gold.

At maturity you will receive for each Note you hold a maturity payment, which may be greater than, equal to, or less than your initial investment in the Notes, based on the percentage change in the price of gold from the Pricing Date to the Valuation Date. We refer to the percentage change in the closing price of gold from the Pricing Date to the Valuation Date as the Gold Percentage Change. If the Ending Price of gold is greater than its Starting Price, the maturity payment will equal the $10 principal amount per Note plus a Note Return Amount equal to the product of (i) $10 and (ii) the Gold Percentage Change and (iii) approximately 300% (to be determined on the Pricing Date), subject to a maximum total return on the Notes of approximately 21% to 25% (approximately 16.80% to 20.00% per annum on a simple interest basis) (to be determined on the Pricing Date) of the principal amount of the Notes. If the Ending Price of gold is less than or equal to 100% of its Starting Price but greater than or equal to 90% of its Starting Price, the Note Return Amount will be zero and the maturity payment will equal the $10 principal amount per Note. If the Ending Price of gold is less than 90% of its Starting Price (representing a decrease of more than 10% from its Starting Price), the maturity payment will equal the $10 principal amount per Note plus a Note Return Amount equal to the product of (i) $10 and (ii) the sum of (a) the Gold Percentage Change (which will be negative) and (b) 10%. Thus, if the Ending Price of gold is less than 90% of its Starting Price (regardless of the price of gold at any other time during the term of the Notes), the maturity payment will be less than your initial investment in the Notes and your investment in the Notes will result in a loss.

Because the maximum total return over the term of the Notes is limited to approximately 21% to 25% (approximately 16.80% to 20.00% per annum on a simple interest basis) (to be determined on the Pricing Date) of the principal amount of the Notes, in no circumstance will the payment you receive at maturity be more than approximately $12.10 to $12.50 per note (to be determined on the Pricing Date).

The Notes are a series of debt securities issued under the senior debt indenture described in the accompanying prospectus, any payments on which are fully and unconditionally guaranteed by Citigroup Inc. The aggregate principal amount of Notes issued will be $             (             Notes). The Notes will mature on                     , 2010. The Notes will constitute part of the senior debt of Citigroup Funding and will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding. The guarantee of payments due under the Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The Notes will be issued only in fully registered form and in denominations of $10 per Note and integral multiples thereof.

Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the Notes and of the senior debt indenture under which the Notes will be issued.

Interest

We will not make any periodic payments of interest or any other payments on the notes.

Payment at Maturity

The Notes will mature on                     , 2010. At maturity you will receive for each Note an amount in cash equal to $10 plus a Note Return Amount, which may be positive, zero or negative. Because the Note Return Amount may be negative, the maturity payment could be less than the $10 principal amount per Note, in which case, your investment will result in a loss.

Note Return Amount

The Note Return Amount will be based on the Gold Percentage Change during the term of the Notes. The Gold Percentage Change will equal the following fraction:

Ending Pricing – Starting Pricing

Starting Pricing

The Starting Price will equal the price of a troy ounce of gold, stated in U.S. dollars, as set by the five members of the London Gold Market Fixing Ltd. during the afternoon session of the twice daily price of gold fix which starts at 3:00 p.m. London, England time (the “London PM Fix”), as reported on Reuters page “GOFO” or Bloomberg Screen “GOLDLNPM <INDEX>,” or any successor page, on the Pricing Date.

The Ending Price will equal the London PM Fix of a troy ounce of gold as reported on Reuters page “GOFO” or Bloomberg Screen “GOLDLNPM <INDEX>,” or any successor page, on the Valuation Date.

The Pricing Date means the date on which the Notes will be priced for initial sale to the public.

The Valuation Date means the fifth Business Day before the maturity date.

The calculation of the Note Return Amount will depend on whether the Gold Percentage Change is positive, zero or negative:

•	If the Gold Percentage Change is positive, the Note Return Amount will be positive and will equal:

$10 × Gold Percentage Change × Upside Participation Rate,

subject to the maximum total return on the Notes.

The Upside Participation Rate will equal approximately 300% (to be determined on the Pricing Date). Because the maximum total return on the Notes is limited to approximately 21% to 25% (approximately 16.80% to 20.00% per annum on a simple interest basis) (to be determined on the Pricing Date) of the principal amount of the notes, in no circumstance will the amount you receive at maturity exceed approximately $12.10 to $12.50 (to be determined on the Pricing Date) per Note.

•	If the Gold Percentage Change is from and including 0% to and including –10%, the Note Return Amount will be zero.

•	If the Gold Percentage Change is less than –10%, the Note Return Amount will be negative and will equal:

$10 × (Gold Percentage Change + 10%)

Thus, if the price of gold decreases by more than 10%, the Gold Percentage Change and the Note Return Amount will be negative and the amount you receive at maturity will be less than $10 per Note and could be as low as $1 per $10 Note.

If the Ending Price of gold is not reported on Reuters Page “GOFO” or Bloomberg Screen “GOLDLNPM <INDEX>“ or any successor page on the Valuation Date but is otherwise published by the London Gold Market Fixing Ltd., the price of gold on that date will be determined by reference to the London PM Fix of price of gold published by the London Gold Market Fixing Ltd. If the Ending Price of gold is not available on the Valuation Date because of a Market Disruption Event or otherwise, the price of gold on that date, unless deferred by the Calculation Agent as described below, will be the arithmetic mean, as determined by the Calculation Agent, of the spot price of a troy ounce of gold at 3:00 p.m. London, England time on the relevant date obtained from as many dealers in gold (which may include Citigroup Global Markets or any of our other affiliates), but not exceeding three such dealers, as will make such price available to the Calculation Agent. The determination of the price of gold by the Calculation Agent in the event of a Market Disruption Event may be deferred by the Calculation Agent for up to five consecutive Business Days on which a Market Disruption Event is occurring, but not past the Business Day immediately prior the maturity date.

A “Business Day” means any day that is not a Saturday, a Sunday or a day on which the securities exchanges or mercantile exchanges or banking institutions or trust companies in the City of New York or in London, England are authorized or obligated by law or executive order to close.

A “Market Disruption Event” means, as determined by the Calculation Agent in its sole discretion, the occurrence or existence of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by any relevant exchange or market or otherwise) of, or the unavailability through a recognized system of public dissemination of transaction information, for a period longer than two hours, or during the one-half hour period preceding the close of trading, on the applicable exchange or market, of accurate price, volume or related information in respect of (a) gold or (b) any options or futures contracts, or any options on such futures contracts relating to gold on any exchange or market if, in each case, in the determination of the Calculation Agent, any such suspension, limitation or unavailability is material.

What You Could Receive at Maturity—Hypothetical Examples

The examples below show hypothetical maturity payments on the Notes for a range of Ending Prices of gold. The examples of hypothetical maturity payments set forth below are intended to illustrate the effect of different closing prices of gold on the amount you will receive in respect of the Notes at maturity. All of the hypothetical examples are based on the following assumptions:

•	Issue Price: $10.00 per Note

•	Starting Price: 950

•	Upside Participation Rate: 300%

•	Buffer Value: 10%

•	Maturity: 15 months

•	Maximum Total Return: 22% (17.60% per annum on a simple interest basis)

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The value of the actual amount you receive at maturity will depend on the actual Note Return Amount, which, in turn, will depend on the actual Starting Price, Ending Price, Upside Participation Rate, and maximum total return.

TABLE OF HYPOTHETICAL PAYMENTS AT MATURITY(1)

Hypothetical Ending Price of Gold	Hypothetical Gold Percentage Change	Hypothetical Return on Notes(2)	Hypothetical Per Annum Return on Notes(3)	Hypothetical Note Return Amount	Hypothetical Maturity Payment per Note
0	-100.00%	-90.00%	-72.00%	-$9.00	$1.00
475	-50.00%	-40.00%	-32.00%	-$4.00	$6.00
570	-40.00%	-30.00%	-24.00%	-$3.00	$7.00
665	-30.00%	-20.00%	-16.00%	-$2.00	$8.00
760	-20.00%	-10.00%	-8.00%	-$1.00	$9.00
784	-17.50%	-7.50%	-6.00%	-$0.75	$9.25
808	-15.00%	-5.00%	-4.00%	-$0.50	$9.50
831	-12.50%	-2.50%	-2.00%	-$0.25	$9.75
855	-10.00%	0.00%	0.00%	$0.00	$10.00
879	-7.50%	0.00%	0.00%	$0.00	$10.00
903	-5.00%	0.00%	0.00%	$0.00	$10.00
926	-2.50%	0.00%	0.00%	$0.00	$10.00
950	0.00%	0.00%	0.00%	$0.00	$10.00
974	2.50%	7.50%	6.00%	$0.75	$10.75
998	5.00%	15.00%	12.00%	$1.50	$11.50
1021	7.50%	22.00%	17.60%	$2.20	$12.20
1045	10.00%	22.00%	17.60%	$2.20	$12.20
1069	12.50%	22.00%	17.60%	$2.20	$12.20
1093	15.00%	22.00%	17.60%	$2.20	$12.20
1116	17.50%	22.00%	17.60%	$2.20	$12.20
1140	20.00%	22.00%	17.60%	$2.20	$12.20
1235	30.00%	22.00%	17.60%	$2.20	$12.20
1330	40.00%	22.00%	17.60%	$2.20	$12.20
1425	50.00%	22.00%	17.60%	$2.20	$12.20
1900	100.00%	22.00%	17.60%	$2.20	$12.20

(1)	If the Notes are purchased or sold in the secondary market, the hypothetical returns of the table will not apply.
(2)	The percentage return for the entire term of the Notes limited to the hypothetical 22% maximum total return.
(3)	Calculated on a simple interest basis.

Redemption at the Option of the Holder; Defeasance

The Notes are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities —Defeasance.”

Events of Default and Acceleration

In case an Event of Default (as defined in the accompanying prospectus) with respect to any Notes shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the Notes will be determined by the Calculation Agent and will equal, for each Note, the maturity payment, calculated as though the maturity of the Notes were the date of early repayment. See “—Payment at Maturity” above. If a bankruptcy proceeding is commenced in respect of Citigroup Funding or Citigroup Inc., the claim of the beneficial owner of the Notes will be capped at the maturity payment, calculated as though the maturity date of the Notes were the date of the commencement of the proceeding.

In case of default in payment at maturity of the Notes, the Notes shall bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of             % per annum on the unpaid amount due.

Paying Agent and Trustee

Citibank, N.A. will serve as paying agent for the Notes and will also hold the global security representing the Notes as custodian for DTC. The Bank of New York Mellon, formerly known as The Bank of New York, as successor trustee under an indenture dated June 1, 2005, will serve as trustee for the Notes.

Calculation Agent

The Calculation Agent for the Notes will be Citibank, N.A. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the holders of the Notes. Because the Calculation Agent is an affiliate of Citigroup Funding and Citigroup Inc., potential conflicts of interest may exist between the Calculation Agent and the holders of the Notes, including with respect to certain determinations and judgments that the Calculation Agent must make in determining amounts due to holders of the Notes. Citibank, N.A. is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

DESCRIPTION OF THE LONDON PM FIX OF THE PRICE OF GOLD

General

The Note Return Amount, if any, will be determined by reference to the price of a troy ounce of gold generally known as the London PM Fix. We have derived all information regarding the London PM Fix of price of gold from publicly available sources without independent verification. Such information reflects the policies of, and is subject to change without notice by, the London Gold Market Fixing Ltd. We make no representation or warranty as to the accuracy or completeness of such information.

The London PM Fix of the price of gold is set by the five members of the London Gold Market Fixing Ltd. during the afternoon session of the twice daily price of gold fix which starts at 3:00 p.m. London, England time. During each session, orders are placed either with one of the five fixing members or with another bullion dealer who will then be in contact with a fixing member during the fixing. The fixing members net-off all orders when communicating their individual net interest at the fixing. The fix begins with the fixing chairman suggesting a “trying price,” reflecting the market price prevailing at the opening of the fix. This is relayed by the fixing members to their dealing rooms, which have direct communication with all interested parties. Any market participant may enter the fixing process at any time, or adjust or withdraw its order. The price of gold is adjusted up or down until all the buy and sell orders are matched, at which time the price is declared fixed. All fixing orders are transacted on the basis of this fixed price, which is instantly relayed to the market through various media. As of March 31, 2009, the five members of the London Gold Market Fixing Ltd. were The Bank of Nova Scotia – ScotiaMocatta, HSBC, Deutsche Bank AG London, Société Générale Corporate & Investment Banking, and Barclays Capital.

Historical Data on the Price of Gold

The following table sets forth the high and low closing prices of gold for each month in the period from January 2004 through March 2009. These historical data on the price of gold are not necessarily indicative of the future performance of the price of gold or what the market value of the Notes may be. Any historical upward or downward trend in the price of gold during any period set forth below is not an indication that the price of gold is more or less likely to increase or decrease at any time during the term of the Notes.

	2004		2005		2006		2007		2008		2009
	High	Low	High	Low	High	Low	High	Low	High	Low	High		Low
January	425.50	399.75	427.75	420.00	568.75	524.75	651.75	608.40	924.50	846.75	919.50		810.00
February	416.00	393.25	435.45	411.10	572.15	538.75	685.75	645.70	971.50	887.50	989.00		895.00
March	423.70	390.50	443.70	425.15	584.00	535.00	670.40	636.75	1011.25	925.75	956.50	*	893.25	*
April	427.25	386.00	437.00	423.45	644.00	586.50	691.40	658.25	946.00	871.00
May	393.60	375.00	429.15	414.45	725.00	642.25	688.80	652.65	927.50	853.00
June	404.25	384.85	440.55	415.35	641.80	567.00	671.50	642.10	930.25	862.25
July	406.50	387.30	432.60	418.35	663.25	605.70	684.30	648.75	986.00	897.50
August	410.60	390.85	447.25	430.65	654.40	613.40	675.50	657.50	912.50	786.50
September	415.65	396.30	473.25	439.60	637.75	573.60	743.00	672.00	905.00	740.75
October	429.15	411.25	475.50	462.85	608.50	560.75	789.50	725.50	903.50	712.50
November	453.40	423.50	496.00	456.50	646.70	614.10	841.10	778.85	822.50	713.50
December	454.20	434.00	536.50	489.00	648.75	614.00	833.75	784.25	880.25	749.00

*	Through March 30, 2009.

The London PM Fix of a troy ounce of gold on March 30, 2009, as reported on Reuters page “GOFO,” was US$928.00.

The following graph illustrates the historical performance of the prices of a troy ounce of gold based on London PM Fix thereof, as reported by Reuters, on each Business Day from January 2, 2004 through March 30, 2009. Past movements of the price of gold are not indicative of future prices of gold. Any historical upward or downward trend in the price of gold during any period set forth below is not an indication that the price of gold is more or less likely to increase or decrease at any time during the term of the Notes.

Disclaimer

The Notes are not sponsored, endorsed, sold or promoted by the London Gold Market Fixing Ltd. or by any member thereof. The London Gold Market Fixing Ltd. makes no representation or warranty, express or implied, to the purchasers of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the London price of gold fixings to track general market performance of price of gold. The London Gold Market Fixing Ltd. has no relationship to Citigroup Funding and London price of gold fixings are determined without regard to Citigroup Funding or the Notes. The London Gold Market Fixing Ltd. has no obligation to take the needs of Citigroup Funding or the owners of the Notes into consideration in determining London price of gold fixings. The London Gold Market Fixing Ltd. is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. The London Gold Market Fixing Ltd. has no obligation or liability in connection with the administration, marketing or trading of the Notes.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of certain U.S. federal income tax consequences that may be relevant to initial holders of the Notes who will hold the Notes as capital assets. All references to “holders” are to beneficial owners of the Notes. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this pricing supplement, all of which are subject to change at any time (possibly with retroactive effect). As the law is technical and complex, the discussion below necessarily represents only a general summary.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations and taxpayers holding the Notes as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated financial transaction, or persons whose functional currency is not the U.S. dollar. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

No statutory, judicial or administrative authority directly addresses the characterization of the Notes or instruments similar to the Notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain. No ruling is being requested from the Internal Revenue Service (the “IRS”) with respect to the Notes and no assurance can be given that the IRS will agree with the conclusions expressed herein. ACCORDINGLY, A PROSPECTIVE INVESTOR (INCLUDING A TAX-EXEMPT INVESTOR) IN THE NOTES SHOULD CONSULT ITS TAX ADVISOR IN DETERMINING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

In purchasing a Note, each holder agrees with Citigroup Funding to treat a Note for U.S. federal income tax purposes as a cash-settled prepaid forward contract subject to a floor, on the price of gold on the Valuation Date, pursuant to which forward contract, at maturity each holder will receive the cash value of the price of gold subject to certain adjustments, and under the terms of which contract (a) at the time of issuance of the Note the holder deposits irrevocably with Citigroup Funding a fixed amount of cash equal to the purchase price of the Note, and (b) at maturity such cash deposit unconditionally and irrevocably will be applied by Citigroup Funding in full satisfaction of the holder’s obligation under the forward contract, and Citigroup Funding will deliver to the holder the cash value of the price of gold pursuant to the terms of the Note. (Prospective investors should note that cash proceeds of this offering will not be segregated by Citigroup Funding during the term of the Notes, but instead will be commingled with Citigroup Funding’s other assets and applied in a manner consistent with the section “Use of Proceeds and Hedging” in the accompanying prospectus.) As discussed below, there is no assurance that the IRS will agree with this treatment, and alternative treatments of the Notes could result in less favorable U.S. federal income tax consequences to a holder.

United States Holders

The following is a summary of certain United States federal income tax consequences that will apply to a beneficial owner of a Note that is a citizen or resident of the United States or a domestic corporation or otherwise subject to United States federal income tax on a net income basis in respect of the Notes (a “U.S. Holder”), under the characterization of the Notes agreed to above.

Under the above characterization of the Notes, at maturity or upon the sale or other taxable disposition of a Note, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized at maturity or upon the sale or other taxable disposition and the U.S. Holder’s tax basis in the Note. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year at the time of disposition. A holder’s tax basis in the Notes generally will equal the holder’s cost for such Notes.

Alternative Characterizations.    Due to the absence of authority as to the proper characterization of the Notes and the absence of any comparable instruments for which there is a widely accepted tax treatment, no assurance can be given that the IRS will accept, or that a court will uphold, the agreed-to characterization and tax treatment described above.

Because a holder will be entitled to cash in an amount equal to or greater than the amount of the initial purchase price paid for the Notes unless the Ending Price of gold on the Valuation Date is below 90% of the Starting Price of gold on the Pricing Date, the IRS could seek to analyze the federal income tax consequences of owning the Notes under Treasury regulations governing contingent payment debt instruments (the “Contingent Payment Regulations”). The Contingent Payment Regulations are complex, but very generally apply the original issue discount rules of the Internal Revenue Code to a contingent payment debt instrument by requiring that original issue discount be accrued every year at a “comparable yield” for the issuer of the instrument, determined at the time of issuance of the obligation. In addition, the Contingent Payment Regulations require that a projected payment schedule, which results in such a “comparable yield”, be determined, and that adjustments to income accruals be made to account for differences between actual payments and projected amounts. To the extent that the comparable yield as so determined exceeds the projected payments on a contingent debt instrument in any taxable year, the owner of that instrument will recognize ordinary interest income for that taxable year in excess of the cash the owner receives and such excess would increase the U.S. Holder’s tax basis in the debt instrument. In addition, any gain realized on the sale, exchange or redemption of a contingent payment debt instrument will be treated as ordinary income. Any loss realized on such sale, exchange or redemption will be treated as an ordinary loss to the extent that the holder’s original issue discount inclusions with respect to the obligation exceed prior reversals of such inclusions required by the adjustment mechanism described above. Any loss realized in excess of such amount generally will be treated as a capital loss.

The Contingent Payment Regulations apply only to debt instruments that provide for contingent payments. The Notes offer no assurance that a holder’s investment will be returned to the holder at maturity except to the extent that the Ending Price of gold is not below 90% of the Starting Price of gold on the Pricing Date; instead, at maturity, the Notes provide economic returns that are generally indexed to the performance of the price of gold. Further, a holder may receive at maturity economic returns that are substantially lower or higher than the holder’s investment. Accordingly, Citigroup Funding believes that it is reasonable to treat the Notes for U.S. federal income tax purposes, not as debt instruments, but as cash-settled prepaid forward contract subject to a floor, pursuant to which forward contract at maturity each holder will receive the cash value of the price of gold subject to certain adjustments. If, however, the IRS were successfully to maintain that the Contingent Payment Regulations apply to the Notes, then, among other matters, (i) a U.S. Holder will be required to include in income each year an accrual of interest at the annual rate of     % compounded semi-annually (“the comparable yield”), regardless of the U.S. Holder’s method of tax accounting, and (ii) gain or loss realized by a U.S. Holder at maturity or upon a sale or taxable disposition of a Note generally would be characterized as ordinary income or loss (as the case may be, under the rules summarized above), rather than as capital gain or loss.

It is also possible that future regulations or other IRS guidance would require you to accrue income on the Notes on a current basis at ordinary income rates (as opposed to capital gains rates) or to treat the Notes in another manner that significantly differs from the agreed-to treatment discussed above. The IRS and U.S. Treasury Department issued a notice (the “Notice”) that requests public comments on a comprehensive list of tax policy issues raised by prepaid forward contracts, which include financial instruments similar to the Notes. The Notice contemplates that such instruments may become subject to taxation on a current accrual basis under one or more possible approaches, including a mark-to-market methodology; a regime similar to the Contingent Payment Regulations; categorization of prepaid forward contracts as debt; and treatment of prepaid forward contracts as “constructive ownership” transactions. The Notice also contemplates that all (or significant portions)

of an investor’s returns under prepaid forward contracts could be taxed at ordinary income rates (as opposed to capital gains rates). It is currently impossible to predict what guidance, if any, will be issued as a result of the Notice, and whether any such guidance could have retroactive effect.

In addition, legislation has been introduced for consideration in the United States Congress that, if enacted into law, would require current accrual of interest income on prepaid derivative contracts with a term of more than one year (which would include financial instruments similar to the Notes) acquired after the date of the legislation’s enactment. The legislation also would implement special income accrual rules for publicly traded prepaid derivative contracts. The schedule for consideration of this legislation and the outcome of the legislative process currently is uncertain.

Information Reporting and Backup Withholding.    Information returns may be required to be filed with the IRS relating to payments made to a particular U.S. Holder of Notes. In addition, U.S. Holders may be subject to backup withholding tax on such payments if they do not provide their taxpayer identification numbers in the manner required, fail to certify that they are not subject to backup withholding tax, or otherwise fail to comply with applicable backup withholding tax rules. U.S. Holders may also be subject to information reporting and backup withholding tax with respect to the proceeds from a sale, exchange, retirement or other taxable disposition of the Notes.

Non-United States Holders

A holder or beneficial owner of Notes that is not a U.S. Holder (a “Non-U.S. Holder”) generally will not be subject to U.S. federal income or withholding tax on any capital gain realized upon the maturity, sale or other disposition of the Notes by a Non-U.S. Holder, unless the gain is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder (or, where a tax treaty applies, is attributable to a United States permanent establishment), or in the case of gain realized by an individual Non-U.S. Holder, the Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

In general, a Non-U.S. Holder will not be subject to U.S. federal backup withholding or information reporting with respect to any gain on the Notes if the Non-U.S. Holder provides an IRS Form W-8BEN (or a successor form) with respect to such payments.

In the Notice discussed above, the IRS and U.S. Treasury Department specifically question whether, and to what degree, payments (or deemed accruals) in respect of a prepaid forward contract should be subject to withholding. Accordingly, it is possible that future guidance could be issued as a result of the Notice requiring us to withhold on payments made to non-U.S. Holders under the Notes.

Estate Tax

In the case of a holder of a Note that is an individual who will be subject to U.S. federal estate tax only with respect to U.S. situs property (generally an individual who at death is neither a citizen nor a domiciliary of the United States) or an entity the property of which is potentially includable in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), the holder of a Note should note that, absent an applicable treaty benefit, the Notes may be treated as U.S. situs property for U.S. federal estate tax purposes. Prospective investors are urged to consult your own tax advisors regarding the U.S. federal estate tax consequences of investing in the Notes.

PLAN OF DISTRIBUTION

The terms and conditions set forth in the Global Selling Agency Agreement dated April 20, 2006, among Citigroup Funding, Citigroup Inc. and the agents named therein, including Citigroup Global Markets, govern the sale and purchase of the Notes.

Citigroup Global Markets, acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets $             principal amount of the Notes (             Notes) for $9.825 per Note, any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets proposes to offer some of the Notes directly to the public at the public offering price set forth on the cover page of this pricing supplement and some of the Notes to certain dealers, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd., and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets, at the public offering price less a concession of not more than $0.150 per Note. Citigroup Global Markets may allow, and these dealers may reallow, a concession of not more than $0.150 per Note on sales to certain other dealers. Citigroup Global Markets will pay the Financial Advisors employed by Smith Barney, a division of Citigroup Global Markets, a fixed sales commission of $0.150 for each Note they sell. If all of the Notes are not sold at the initial offering price, Citigroup Global Markets may change the public offering price and other selling terms.

Application will be made to list the Notes on NYSE Arca under the symbol “BLG.”

In order to hedge its obligations under the Notes, Citigroup Funding expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factors Relating to the Notes—The Market Value of the Notes May Be Affected by Purchases and Sales of Gold or Related Derivative Instruments by Affiliates of Citigroup Funding Inc.” in this pricing supplement, “Risk Factors—Citigroup Funding Inc.’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the NASD Conduct Rules adopted by the Financial Industry Regulatory Authority. Client accounts over which Citigroup Inc. or its subsidiaries have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

WARNING TO INVESTORS IN HONG KONG ONLY: The contents of this document have not been reviewed by any regulatory authority in Hong Kong. Investors are advised to exercise caution in relation to the offer. If Investors are in any doubt about any of the contents of this document, they should obtain independent professional advice.

This offer is not being made in Hong Kong, by means of any document, other than (1) to persons whose ordinary business it is to buy or sell shares or debentures (whether as principal or agent); (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under the SFO; or (3) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong (the “CO”) or which do not constitute an offer to the public within the meaning of the CO.

There is no advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to the persons or in the circumstances described in the preceding paragraph.

WARNING TO INVESTORS IN SINGAPORE ONLY: This document has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of the Singapore

Statutes (the Securities and Futures Act). Accordingly, neither this document nor any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than in circumstances where the registration of a prospectus is not required and thus only (1) to an institutional investor or other person falling within section 274 of the Securities and Futures Act, (2) to a relevant person (as defined in section 275 of the Securities and Futures Act) or to any person pursuant to section 275(1A) of the Securities and Futures Act and in accordance with the conditions specified in section 275 of that Act, or (3) pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act. No person receiving a copy of this document may treat the same as constituting any invitation to him/her, unless in the relevant territory such an invitation could be lawfully made to him/her without compliance with any registration or other legal requirements or where such registration or other legal requirements have been complied with. Each of the following relevant persons specified in Section 275 of the Securities and Futures Act who has subscribed for or purchased Notes, namely a person who is:

(a)	a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, or

(b)	a trust (other than a trust the trustee of which is an accredited investor) whose sole purpose is to hold investments and of which each beneficiary is an individual who is an accredited investor,

should note that securities of that corporation or the beneficiaries’ rights and interest in that trust may not be transferred for 6 months after that corporation or that trust has acquired the Notes under Section 275 of the Securities and Futures Act pursuant to an offer made in reliance on an exemption under Section 275 of the Securities and Futures Act unless:

(i)	the transfer is made only to institutional investors, or relevant persons as defined in Section 275(2) of that Act, or arises from an offer referred to in Section 275(1A) of that Act (in the case of a corporation) or in accordance with Section 276(4)(i)(B) of that Act (in the case of a trust);

(ii)	no consideration is or will be given for the transfer; or

(iii)	the transfer is by operation of law.

ERISA MATTERS

Each purchaser of the Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Notes through and including the date of disposition of such Notes that either:

(a)	it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b)

if it is a Plan, either (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the Notes or renders investment advice with respect to those assets, and (ii) the

Plan is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by a Prohibited Transaction Provision or is exempt therefrom.

The above representations and warranties are in lieu of the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement. Please also refer to the section “ERISA Matters” in the accompanying prospectus.

You should rely only on the information contained or incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this pricing supplement is accurate as of any date other than the date on the front of the document.

Citigroup Funding Inc.

Medium-Term Notes, Series D

Buffer Notes

Based Upon the Price of Gold

Due                           2010

($10 Principal Amount per Note)

Any Payments Due from

Citigroup Funding Inc.

Fully and Unconditionally Guaranteed

by Citigroup Inc.

Pricing Supplement

                         , 2009

(Including Prospectus Supplement

Dated February 18, 2009 and

Prospectus Dated February 18, 2009)